UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                        SEC FILE NUMBER
                                                        1-8232
                                                        ------
                                 FORM  12B-25
                                                        CUSIP NUMBER
                                                        628735-20-1
                                                        -----------
                        NOTIFICATION  OF  LATE  FILING

(Check  one):  [ ] Form 10-K & Form 10-KSB       [ ] Form 20-F     [ ] Form 11-K
               [x] Form  10-Q  &  Form  10-QSB   [ ] Form  N-SAR

          For  Period  Ended:  March  31,  1998
                               ----------------
          [    ]          Transition  Report  on  Form  10-K
          [    ]          Transition  Report  on  Form  20-F
          [    ]          Transition  Report  on  Form  11-K
          [    ]          Transition  Report  on  Form  10-Q
          [    ]          Transition  Report  on  Form  N-SAR
          For  the  Transition  Period  Ended:

 Read Instructions (on back page) Before Preparing Form.  Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  -  REGISTRANT  INFORMATION
-----------------------------------
Full  Name  of  Registrant

NBI,  Inc.
----------
Former  Name  if  Applicable

N/A
---
Address  of  Principal  Executive  Office  (Street  and  Number)

1880  Industrial  Circle,  Suite  F
-----------------------------------
City,  State  and  Zip  Code

Longmont,  CO    80501
----------------------

PART  II  -  RULES  12B-25(B)  AND  (C)
---------------------------------------

If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  box  if  appropriate)

       (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[x] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The Company has had to devote a significant amount of time in April and May to finalizing its negotiations with the IRS and to researching various accounting issues related to its third fiscal quarter ended March 31, 1998.

PART  IV  -  OTHER  INFORMATION
-------------------------------

(1)  NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
     NOTIFICATION:

     Marjorie  Cogan                    (303)               684-2700
     ---------------                    -----               -----------------
       (Name)                          (Area Code)          (Telephone Number)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) BEEN FILED? IF ANSWER IS NO, IDENTIFY REPORT(S).
                                                             [x] Yes    [ ] No


(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                                             [x] Yes    [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See  Attached
     =============


                              NBI,  Inc.
                              ----------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    May  18,  1998                            By:  /s/ Marjorie A. Cogan
      ------------------                               -----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                  VIOLATIONS
                             (SEE 18 U.S.C. 1001).
                             ---------------------

                                    Part IV

                                   NBI, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (Amounts in Thousands Except Per Share Data)
                                  (Unaudited)




                           Three  Months  Ended          Nine  Months  Ended
                                March  31,                    March  31,
                              1998          1997          1998          1997
                              ----          ----          ----          ----




 Revenues:
 Sales                       $3,160         $2,868        $9,426       $9,221
 Service and rental             429            398         1,584        1,389
                             -------        -------       -------      -------
                              3,589          3,266        11,010       10,610
 Costs and expenses:
 Cost of sales                2,201          2,084         6,806        6,381
 Cost of service and rental     389            339         1,205        1,056
 Marketing, general and
   administrative               876            819         2,596        2,475
 Impairment of goodwill         167             --           167           --
                              ------         ------       -------       ------
                              3,633          3,242        10,774        9,912
                              ------         ------       -------       ------

Income (loss) from
  operations                    (44)            24           236          698

Other income (expense):
 Net gain (loss) on investments  --            414           (39)         585
 Other income and expenses, net (17)            22           (28)         223
 Interest expense              (159)          (174)         (524)        (508)
                               ------         ------        ------      -------
                               (176)           262          (591)         300
                               ------         ------        ------      -------

Income (loss) before income
  taxes                        (220)           286          (355)         998
Income tax benefit (provision)  132             11           109          (90)
                               ------         ------       ------        ------

Net income (loss)              $(88)          $297         $(246)        $908
                               ======         ======       =======       ======




The Company expects a net loss for the three and nine months ended March 31, 1998 compared to net income in the same periods of the prior fiscal year, primarily due to the absence of a significant net gain on investments which was recorded during the three and nine months ended March 31, 1997, resulting from a lack of funds available to invest during fiscal 1998. In addition, during the third quarter of fiscal 1998, the Company recorded a non-cash impairment loss of $167,000 related to a write-down of goodwill associated with the Children's paint manufacturing operation. The impairment occurred primarily due to the unfavorable results of a change in sales focus which was implemented late in fiscal 1997, as well as the business' inability to sustain long-term customers. However, this was partially offset by a significant income tax benefit recorded during the three and nine months ended March 31, 1998.